Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Timber Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$29,022,864.40	(i)(ii)(iii)	.00011020	$3,198.32	(iv)
Fees Previously Paid	$28,032,606	(iv)		$3,089.19	(v)
Total Transaction Valuation	$29,022,864.40
Total Fees Due for Filing				$3,198.32	(iv)
Total Fees Previously Paid				$3,089.19	(v)
Total Fee Offsets				$-
Net Fee Due				$109.13

Capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Agreement and Plan of Merger, dated August 20, 2023, by and among Timber Pharmaceuticals, Inc. (the “Company”), LEO US Holding, Inc. (“Parent”), LEO Spiny Merger Sub, Inc., and LEO Pharma A/S.

(i)	Title of each class of securities to which the transaction applies: Common Stock, par value $0.001 per share of the Company (“Common Stock”).
(ii)

Aggregate number of securities to which the transaction applies: As of the close of business on September 7, 2023, the maximum number of shares of Common Stock to which this transaction applies is estimated to be 3,432,735, which consists of:

a.	3,086,489 issued and outstanding shares of Common Stock;
b.	133,680 shares of Common Stock underlying outstanding In-the-Money Company Stock Options;
c.	208,020 shares of Common Stock underlying restricted stock units; and
d.	4,546 shares of Common Stock underlying value appreciation rights.
(iii)	Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Solely for the purpose of calculating the filing fee, as of the close of business on September 7, 2023, the underlying value of the transaction was calculated as the sum of:

a.

the product of 3,086,489 shares of Common Stock entitled to receive the Merger Consideration multiplied by the Merger Consideration of $8.52 (which consists of (i) $2.54 in Upfront Consideration, and (ii) one CVR that the Company estimates could result in additional cash payments of up to $5.98 per share of Common Stock (including In-the-Money Company Stock Options and Company RSUs), after certain deductions in connection with the repayment of $1.5 million of the bridge loan granted by Parent to the Company in connection with the Merger);

b.

the product of 131,880 shares of Common Stock underlying certain outstanding In-the-Money Company Stock Options, multiplied by $6.86 (which is the excess of $8.52 over $1.66, the exercise price of such In-the-Money Company Stock Options);

c.

the product of 1,800 shares of Common Stock underlying certain outstanding In-the-Money Company Stock Options, multiplied by $6.94 (which is the excess of $8.52 over $1.58, the exercise price of such In-the-Money Company Stock Options);

d.	the product of 208,020 shares of Common Stock underlying restricted stock units multiplied by the Merger Consideration of $8.52; and
e.

the product of 4,546 shares of Common Stock underlying value appreciation rights, multiplied by $8.02 (which is the excess of $8.52 over $0.50, the exercise price of such In-the-Money Company Stock Options).

(such sum, the “Total Consideration”).

(iv) In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the Total Consideration by .00011020.

(v) The Company previously paid $3,089.19 upon the filing of its Schedule 14A on September 1, 2023 in connection with the transaction reported hereby.

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims		PREM 14A	001-37411	9/1/2023		$3,089.19
Fee Offset Sources	Timber Pharmaceuticals, Inc.	PREM 14A	001-37411		9/1/2023		$3,089.19